ORGANIC TRANSIT

Welcome Back the ELF - The Future of Efficient SOLAR Transportation


ELF

The cleanest, most efficient, vehicle on the planet is making its way back to a road near you!

Hello Valued ELF Community:

Your journey with the ELF has been incredible, and we're deeply grateful for your continued support. Today, we're thrilled to share some exciting news! We're on the verge of launching a crowdfunding campaign to propel the next evolution of the ELF: the groundbreaking ELF 3.0. This is your chance to directly participate in the future growth of the vehicle you know and love.

Beyond crowdfunding, we'll also be opening reservations soon for the ELF 3.0. Get ready to secure your place in the next generation of efficient, sustainable transportation.